                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                                            -----------------
                                                             SEC FILE NUMBER
                                                                 0-20600
                                                            -----------------

                                                            -----------------
                                                               CUSIP NUMBER
                                                                 98975W104
                                                            -----------------


                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

------------------------------------------------------------------------------

     Full name of Registrant: ZOLTEK COMPANIES, INC.
     Former Name if Applicable: NA

     3101 MCKELVEY ROAD
     Address of Principal Executive Office (Street and Number)

     ST. LOUIS, MISSOURI 63044
     City, State and Zip Code

------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

------------------------------------------------------------------------------

PART III--NARRATIVE

------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

Despite the Registrant's diligent efforts, completion of the Registrant's Form 10-K for the fiscal year ended September 30, 2003 has been subject to unanticipated delays resulting from the focus of management's time and attention on a plan to refinance the Registrant's debt obligations to better meet the requirements of its developing carbon fibers manufacturing business. Aspects of the plan include a proposed real estate refinancing, amendment of the Registrant's bank credit facilities, and completion of a proposed private equity financing arrangement. The Registrant was not in compliance with applicable financial covenants under its borrowings as of September 30, 2003 and the date hereof. In addition to the refinancing its bank borrowings to comply with applicable financial covenants, the Registrant anticipates that without the completion of this refinancing the Company's independent accountants would not provide an unqualified opinion on the Company's financial statements for the fiscal year ended
September 30, 2003.

------------------------------------------------------------------------------

PART IV--OTHER INFORMATION

------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

           ZSOLT RUMY                     (314)             291-5110
             (Name)                    (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that the consolidated statement of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2003 will report a net loss from continuing operations of approximately $15.6 million (including one time adjustments of $1.2 million), or $(0.96) per share, which compares to a net loss from continuing operations of $8.7 million (including a tax refund of $2.9 million), or $(0.53) per share, reported for the fiscal year ended September 30, 2002. The net loss anticipated for the fiscal year ended September 30, 2003 was attributable primarily to a decrease in carbon fiber sales due to depressed demand from aircraft brake customers, reflecting the worldwide decline in the airline industry activity, as well as continuation of depressed market conditions in the textile markets due to continued weakened economic conditions globally and, particularly, in the primary European markets in which Zoltek Rt. competes. Curtailment of acrylic fiber production to limit sales at unfavorable profit levels had a significant negative impact on consolidated net sales for the recently completed fiscal year compared to the prior fiscal year.

                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 30, 2003                   By  /s/ Zsolt Rumy
                                            ------------------------------
                                              Zsolt Rumy